FORM 18-KA
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 to
ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2010
SECURITIES REGISTERED *
(As of close of fiscal year)

Title of issue _____________________________	Amounts as to which registration is effective ________________________________	Names of exchanges on which registered ____________________________
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN F. PRATO
Canadian Consulate General
1251 Avenue of the Americas
New York, NY  10020

Copies to:

JASON R. LEHNER	LEONARD LEE-WHITE
Shearman & Sterling LLP	Assistant Deputy Minister
Commerce Court West	Treasury Division - FINANCE
199 Bay Street, Suite 4405	Province of New Brunswick
Toronto, ON Canada M5L1E8	P.O. Box 6000
Fredericton, NB Canada E3B5H1

*  The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit 99.14     2011-2012 Second Quarter Report, November 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 8th day of November 2011.

PROVINCE OF NEW BRUNSWICK

By	/s/ Leonard Lee-White
Name:	Leonard Lee-White
Title:	Assistant Deputy Minister

EXHIBIT INDEX

Exhibit 99.14    2011-2012 Second Quarter Report, November 2011
.